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                                            Aetna Inc.
                                            151 Farmington Avenue
                                            Hartford, CT 06156


                                            JULIE E. ROCKMORE
                                            Counsel
                                            AFS Law TS31
November 2, 2000                            (860) 273-4686
                                            Fax:  (860) 273-0385


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attention:  Filing Desk

RE:    WITHDRAWAL OF REGISTRATION STATEMENT ON FORM N-4

Dear Sir or Madam:

On Tuesday, October 31, 2000, the above-named Depositor and Registrant submitted for filing, pursuant to the Securities Act of 1933 ("the 33 Act"), a Registration Statement on Form N-4 (Accession Number: 0000912057-00-046618). The filing was submitted and accepted under "Form Type" 485APOS. The filing should have been submitted under "Form Type" N-4 and assigned a distinct "33 Act" file number. For this reason we respectfully request withdrawal of such filing pursuant to Rule 477 under the 33 Act. We are filing a Registration Statement on Form N-4 in substitution.

If you have any questions concerning this submission, please contact the undersigned at (860) 273-4686.

Sincerely,


/s/ Julie E. Rockmore

Julie E. Rockmore

c: Ann Vlcek